UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 6, 2003

Anthony J. Huran
Corporate Secretary
Senior Vice President
Office of the Secretary
J.P. Morgan Chase & Co.
270 Park Avenue, Floor 35
New York City, NY 10017-2070

Re: J.P. Morgan Chase & Co.

Dear Mr. Huran:

This is in regard to your letter dated March 5, 2003 concerning the shareholder proposal submitted by Daniel F. Case for inclusion in J.P. Morgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has revised the proposal to respond to your no-action request, and that J.P. Morgan Chase therefore withdraws its January 9, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman
Attorney-Advisor

cc: Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852

Copy for Mr Horan

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832 (all hours)

Jan. 15, 2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: J.P. Morgan Chase & Co.'s Intended Omission of my Stockholder Proposal;
Anthony J. Horan's January 9 Letter to Office of Chief Counsel

Ladies and Gentlemen:

I received, on January 14, a copy of Anthony Horan's letter to you dated January 9, which bears the notation, "Via Electronic Mail." My copy was sent to me by FedEx "priority overnight," bearing a date of 13Jan03 and requesting delivery by 14Jan03.

I will be happy to revise my proposal and supporting statements so as to meet all the concerns raised in Mr. Horan's letter: My suggested revised version appears below. I shall here identify my suggested changes, in the order of the concerns raised in Mr. Horan's letter.

"To remedy the situation, at least partially, it is necessary to give the stockholders the final say" becomes: "In an effort to remedy the situation, at least partially, this proposal would give the stockholders the final say."

"Any proposal to increase the compensation should be subject to stockholder approval" becomes: "under this proposal, any increase in the compensation would be subject to stockholder approval."

"Stock-based compensation is best specified in terms of..." becomes "There are advantages in specifying stock-based compensation in terms of..."

"Stock options appear to provide an incentive...not necessarily favorable for the long term" is deleted. In the ensuing sentence, "would appear to" becomes "may tend to."

The third prong of the proposed resolution is revised so as to avoid conflliciting with facts. Since I do not know the nature of the "certain statements that the Company will be including in its Proxy Materials," I must phrase the third prong in contingent terms. To my knowledge, the only communication I have received concerning changes in the Company's compensation policy is Mr. Horan's January 9 letter.

Following is my suggested revised proposal, which incorporates the above changes.

"RESOLVED: That the shareholders recommend that the Board:

. limit the compensation of non-employee directors, for their service as directors, to an annual amount not exceeding approximately $200,000;

. adopt a policy of presenting for stockholder approval, in proxy statements for stockholder meetings, any Board proposals to increase non-employee director compensation; and

. Specify (or continue specifying, as the case may be) stock-based compensation of non-employee directors in terms of dollar values, rather than numbers of shares, and exclude (or continue excluding, as the case may be) stock options from their compensation package.

"REASONS: Between March 2001 and March 2002, non-employee directors' annual compensation changed from about $135,000 (varying according to the director's committee assignments and attendance record) to about $250,000. No proposed change in directors' compensation had been presented for stockholder approval in the March 2001 proxy statement.

"The By-laws currently provide that the directors' compensation be determined by the Board itself. That provision creates an obvious conflict of interest. In an effort to remedy the situation, at least partially, this proposal would give the stockholders the final say.

"Proposals to change the directors' compensation can appropriately come from the Board, of course, but under this proposal, any increase in the compensation would be subject to stockholder approval. Any proposed increase would have to be described in the proxy statement, so that stockholders voting by proxy would have an effective voice in the determination. This proposal seeks to give all the stockholders the opportunity to vote on directors' compensation in a way that they were not invited to do in 2002.

"Under this proposal, non-employee directors could be paid about $200,000 per year. That would be about 45% or 50% more than they were being paid as of March 2001. $200,000 is no small sum. The wording of this proposal is intended to preclude the granting of additional compensation outside the annual amounts.

"There are advantages in specifying stock-based compensation in terms of dollar value, rather than number of shares, at time of grant. If numbers of shares are specified, the value of the compensation at time of grant can fluctuate widely. In particular, the value of the compensation could increase significantly without the Board's and stockholders' having taken action to change the terms of the compensation package.

"This proposal also calls for excluding (or continuing to exclude, as the case may be) stock options from the non-employee directors' compensation. Stock options may tend to align directors' interests more closely with those of other stock-option holders than with those of the stockholders.

"I urge you to vote FOR this proposal."

I shall be glad to discuss these matters further as needed. Thank you for your kind attention.

Sincerely,

Daniel F. Case

Daniel F. Case

cc: Anthony J. Horan

JPMorganChase

Anthony J. Horan

Corporate Secretary
Senior Vice President
Office of the Secretary

RECEIVED
2003 JAN 13 PM 4:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 9, 2003

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Stockholder Proposal by J.P. Morgan Chase & Co. Pursuant to Rule 14a-8: Daniel F. Case

Ladies and Gentlemen:

On behalf of J.P. Morgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2003 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by Daniel F. Case, (The "Proponent"), by letter dated November 13, 2002 (the "Proposal"). The Proposal is attached hereto at Exhibit A.

The Company intends to omit the Proposal in accordance with Rule 14a-8(i)(3).

Our 2002 Annual Meeting of Stockholders is scheduled to be held on May 20, 2003, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2003. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal Is As Follows:

Resolved: That the shareholders recommend that the Board:

- Limit the compensation of non-employee directors, for their service as directors, to an annual amount not exceeding approximately $200,000;
- Adopt a policy of presenting for stockholder approval, in proxy statements for stockholder meetings, any Board proposals to increase non-employee director compensation; and
- Continue specifying stock-based compensation of non-employee directors in terms of dollar values, rather than numbers of shares, but reconsider whether stock options should be included in their compensation packages.

The Proposal is "False or Misleading"– Rule 14a-8(i)(3)

The Company believes that the following supporting statements in the Proposal may be excluded in their entirety under Rule 14a-8(i)(3) because they are contrary to the Commission's proxy rules, which prohibit the inclusion of statements in the proxy materials that are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements therein not false or misleading. See Pharmacia Corporation (available March 7, 2002).

The Proposal includes the following unsubstantiated supporting statements:

- To remedy the situation, at least partially, it is necessary to give the stockholders the final say.
- any proposal to increase the compensation should be subject to stockholder approval.
- Stock-based compensation is best specified in terms of dollar value, rather than number of shares, at time of grant.
- Stock options appear to provide an incentive toward achieving favorable short-term results of whatever kind, not necessarily favorable for the long term. While shares of stock may help align directors' interests with those of the stockholders, stock options would appear to align their interests more closely with those of other option holders than with those of the stockholders.

As presented, these statements are uncorroborated statements of fact and they should be revised to make it clear to our stockholders that they are the Proponent's opinion. Alternatively, if they are someone else's opinion, then the sentences should be revised to include proper documentation or citation authority. As drafted, these statements are misleading and they should be revised pursuant to Rule 14a-8(i)(3) to provide a stockholder considering this Proposal with accurate and complete information so that the stockholder can reach an informed decision before voting on the Proposal. Further, the statements "[s]tock-based compensation is best specified in terms of dollar value, rather than number of shares, at time of grant" and "[s]tock options appear to provide an incentive toward achieving favorable short-term results of whatever kind, not necessarily favorable for the long term" are misleading because they could lead a stockholder to make certain assumptions regarding stock option grants and the accounting treatment of such stock option grants generally as well as the Proponent's proposed compensation structure in particular.

With respect to the final statement listed above which states that "[s]tock options appear to provide an incentive toward achieving favorable short-term results of whatever kind, not necessarily favorable for the long term." the Staff recently directed that a proponent revise a similar statement contained in a proposal submitted to the Hewlett-Packard Company and to Tyco International Ltd. See Tyco International Ltd. (available December 16, 2002); and Hewlett-Packard Company (available December 27, 2002). In the Hewlett-Packard and the Tyco No-Action response letters the Staff directed the proponent in each case to "provide factual support in the form of a citation to a specific source" for the following sentence: "While salaries and bonuses compensate management for short-term results, the grant of stock and stock-options has become the primary vehicle for focusing management on achieving long-term results." Id. Although the two statements reach a factually different conclusion, they are similar in that they both make certain assumptions about short-term and long-term incentives and the Company's compensation structure. Despite the difference in substance, this statement should be omitted or revised, in accordance with the Staff's view, pursuant to Rule 14a-8(i)(3).

The Company believes that the third prong of the Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because it would be confusing and misleading to stockholders. The Commission's proxy rules prohibit the inclusion of statements in the proxy materials that are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements therein not false or misleading. See Pharmacia Corporation (available March 7, 2002). The third prong of the Proposal which requests that the Company reconsider whether stock options should be included in the Company's compensation package for non-employee directors is misleading because it misstates a material fact regarding the Company's actual compensation policy. In September 2002, the Company amended its compensation package for non-employee directors to replace future awards of stock options with awards of share equivalents of the Company's common stock. This change has been communicated to the Proponent and it will be included in the Company's Proxy Materials. As a result, if this statement is not excluded from the Company's Proxy Materials a stockholder considering the Proposal could incorrectly assume that the Company currently has a compensation policy that includes stock option grants. In addition, if this statement is not excluded from the Company's Proxy Materials it will directly conflict with certain statements that the Company will be including in its Proxy Materials to describe this new compensation package for non-employee directors. Because the third prong of the Proposal directly conflicts with the Company's new non-employee director compensation policy and because the presentation of two conflicting statements would be confusing to our stockholders, the Company believes that the third prong of the Proposal may be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3).

* * *

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

cc: Daniel F. Case
Jeremiah Thomas, Esq.

Daniel F. Case's Proposal

Attached hereto as separate PDF attachment

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832 (all hours)

Nov. 13, 2002

Secretary
J. P. Morgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Re: Stockholder Proposal

Dear Mr. or Madam Secretary:

I am the holder of record of 2,563 voting shares of JPMorgan Chase common stock, of which I have continuously held more than 2,250 shares (on a split-adjusted basis) for more than the latest five years, and all of which I intend to continue to hold through the date of the next annual meeting of stockholders. I plan to introduce the following resolution at that meeting, and I request that you include the following material, including the "REASONS" portion, in the proxy statement for the meeting:

"RESOLVED: That the shareholders recommend that the Board:

- limit the compensation of non-employee directors, for their service as directors, to an annual amount not exceeding approximately $200,000;
- adopt a policy of presenting for stockholder approval, in proxy statements for stockholder meetings, any Board proposals to increase non-employee director compensation; and
- continue specifying stock-based compensation of non-employee directors in terms of dollar values, rather than numbers of shares, but reconsider whether stock options should be included in their compensation package.

"REASONS: Between March 2001 and March 2002, non-employee directors' annual compensation changed from about $135,000 (varying according to the director's committee assignments and attendance record) to about $250,000. No proposed change in directors' compensation had been presented for stockholder approval in the March 2001 proxy statement.

"The By-laws currently provide that the directors' compensation be determined by the Board itself. That provision creates an obvious conflict of interest. To remedy the situation, at least partially, it is necessary to give the stockholders the final say.

"Proposals to change the directors' compensation can appropriately come from the Board, of course, but any proposal to increase the compensation should be subject to stockholder approval. Any proposed increase should be described in the proxy statement, so that stockholders voting by proxy have an effective voice in the determination. This proposal seeks to give all the stockholders the opportunity to vote on directors' compensation in a way that they were not invited to do in 2002.

"Under this proposal, non-employee directors could be paid about $200,000 per year. That would be about 45% or 50% more than they were being paid as of March 2001. $200,000 is no small sum. The wording of this proposal is intended to preclude the granting of additional compensation outside the annual amounts.

"Stock-based compensation is best specified in terms of dollar value, rather than number of shares, at time of grant. If numbers of shares are specified, the value of the compensation at time of grant can fluctuate widely. In particular, the value of the compensation could increase significantly without the Board's and stockholders' having taken action to change the terms of the compensation package.

"This proposal also calls for a reconsideration of including stock options in the non-employee directors' compensation. Stock options appear to provide an incentive toward achieving favorable short-term results of whatever kind, not necessarily favorable for the long term. While shares of stock may help align directors' interests with those of the stockholders, stock options would appear to align their interests more closely with those of other option holders than with those of the stockholders.

"I urge you to vote FOR this proposal."

I do not intend to solicit proxies in favor of this proposal, and I know of no plans on anyone else's part to do so.

Thank you for your kind attention.

Sincerely,

Daniel F. Case

Daniel F. Case

JPMorganChase

Anthony J. Horan
Corporate Secretary
Senior Vice President
Office of the Secretary

RECEIVED
2003 MAR -5 PM 3:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 4, 2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Notice of Intent to Revise Portions of Supporting Statement Pursuant to Rule 14a-8(i)(3) - Daniel F. Case

Ladies and Gentlemen:

By notice dated January 9, 2003 the Commission was advised that J.P. Morgan Chase & Co. (JPMC) intended to omit from our notice of meeting, proxy statement and form of proxy for the 2003 Annual Meeting of Stockholders a proposal and supporting statement submitted to JPMC by Daniel F. Case by letter dated November 13, 2002 (the Proposal). On January 15, 2003, in a letter addressed to the Commission, Mr. Case revised his Proposal in response to our no action request to the Commission (see attached revised proposal). We have reviewed the revised proposal and have determined that it is responsive to our no-action request.

We therefore respectfully withdraw our request to omit the Proposal.

Very truly yours,

[signature]

cc: Daniel F. Case
Jeremiah Thomas, Esq.

J.P. Morgan Chase & Co. • Corporate Secretary • 270 Park Avenue, Floor 35, New York City, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

44749

"RESOLVED: That the shareholders recommend that the Board:

- limit the compensation of non-employee directors, for their service as directors, to an annual amount not exceeding approximately $200,000;
- adopt a policy of presenting for stockholder approval, in proxy statements for stockholder meetings, any Board proposals to increase non-employee director compensation; and
- Specify (or continue specifying, as the case may be) stock-based compensation of non-employee directors in terms of dollar values, rather than numbers of shares, and exclude (or continuing excluding, as the case may be) stock options from their compensation package.

"REASONS: Between March 2001 and March 2002, non-employee directors' annual compensation changed from about $135,000 (varying according to the director's committee assignments and attendance record) to about $250,000. No proposed change in directors' compensation had been presented for stockholder approval in the March 2001 proxy statement.

"The By-laws currently provide that the directors' compensation be determined by the Board itself. That provision creates an obvious conflict of interest. In an effort to remedy the situation, at least partially, this proposal would give the stockholders the final say.

"Proposals to change the directors' compensation can appropriately come from the Board, of course, but under this proposal, any increase in the compensation would be subject to stockholder approval. Any proposed increase would have to be described in the proxy statement, so that stockholders voting by proxy would have an effective voice in the determination. This proposal seeks to give all the stockholders the opportunity to vote on directors' compensation in a way that they were not invited to do in 2002.

"Under this proposal, non-employee directors could be paid about $200,000 per year. That would be about 45% or 50% more than they were being paid as of March 2001. $200,000 is no small sum. The wording of this proposal is intended to preclude the granting of additional compensation outside the annual amounts.

"There are advantages in specifying stock-based compensation in terms of dollar value, rather than number of shares, at time of grant. If numbers of shares are specified, the value of the compensation at time of grant can fluctuate widely. In particular, the value of the compensation could increase significantly without the Board's and stockholders' having taken action to change the terms of the compensation package.

"This proposal also calls for excluding (or continuing to exclude, as the case may be) stock options from the non-employee directors' compensation. Stock options may tend to align directors' interests more closely with those of other stock-option holders than with those of the stockholders.

"I urge you to vote FOR this proposal."

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

RECEIVED
2003 MAR -6 PM 2:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 5, 2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Notice of Intent to Revise Portions of Supporting Statement Pursuant to Rule 14a-8(i)(3) - Daniel F. Case

Ladies and Gentlemen:

By letter on March 4, 2003 J.P. Morgan Chase & Co. (JPMC) informed you that we were withdrawing our request to omit the proposal submitted by Daniel F. Case on November 13, 2002 (the Proposal). On January 15, 2003, in a letter addressed to the Commission, Mr. Case revised his Proposal in response to our no action request. Please be advised that we intend to include in our notice of meeting, proxy statement and form of proxy for the 2003 Annual Meeting of Stockholders the revised proposal submitted on January 15, 2003, a copy of which is attached.

We therefore respectfully withdraw our request to omit the Proposal.

Very truly yours,

[signature]

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

44749

"RESOLVED: That the shareholders recommend that the Board:

- limit the compensation of non-employee directors, for their service as directors, to an annual amount not exceeding approximately $200,000;
- adopt a policy of presenting for stockholder approval, in proxy statements for stockholder meetings, any Board proposals to increase non-employee director compensation; and
- Specify (or continue specifying, as the case may be) stock-based compensation of non-employee directors in terms of dollar values, rather than numbers of shares, and exclude (or continuing excluding, as the case may be) stock options from their compensation package.

"REASONS: Between March 2001 and March 2002, non-employee directors' annual compensation changed from about $135,000 (varying according to the director's committee assignments and attendance record) to about $250,000. No proposed change in directors' compensation had been presented for stockholder approval in the March 2001 proxy statement.

"The By-laws currently provide that the directors' compensation be determined by the Board itself. That provision creates an obvious conflict of interest. In an effort to remedy the situation, at least partially, this proposal would give the stockholders the final say.

"Proposals to change the directors' compensation can appropriately come from the Board, of course, but under this proposal, any increase in the compensation would be subject to stockholder approval. Any proposed increase would have to be described in the proxy statement, so that stockholders voting by proxy would have an effective voice in the determination. This proposal seeks to give all the stockholders the opportunity to vote on directors' compensation in a way that they were not invited to do in 2002.

"Under this proposal, non-employee directors could be paid about $200,000 per year. That would be about 45% or 50% more than they were being paid as of March 2001. $200,000 is no small sum. The wording of this proposal is intended to preclude the granting of additional compensation outside the annual amounts.

"There are advantages in specifying stock-based compensation in terms of dollar value, rather than number of shares, at time of grant. If numbers of shares are specified, the value of the compensation at time of grant can fluctuate widely. In particular, the value of the compensation could increase significantly without the Board's and stockholders' having taken action to change the terms of the compensation package.

"This proposal also calls for excluding (or continuing to exclude, as the case may be) stock options from the non-employee directors' compensation. Stock options may tend to align directors' interests more closely with those of other stock-option holders than with those of the stockholders.

"I urge you to vote FOR this proposal."